1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	November 10, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC October 2021 Revenue Report

Hsinchu, Taiwan, R.O.C. – Nov. 10, 2021 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for October 2021: On a consolidated basis, revenue for October 2021 was approximately NT$134.54 billion, a decrease of 11.9 percent from September 2021 and an increase of 12.8 percent from October 2020. Revenue for January through October 2021 totaled NT$1,283.77 billion, an increase of 17.0 percent compared to the same period in 2020.

TSMC October Revenue Report (Consolidated):

(Unit:NT$ million)
Period	October 2021	September 2021	M-o-M Increase (Decrease) %	October 2020	Y-o-Y Increase (Decrease) %	January to October 2021	January to October 2020	Y-o-Y Increase (Decrease) %
Net Revenue	134,539	152,685	(11.9)	119,303	12.8	1,283,765	1,097,024	17.0

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2021.

1.	Revenue (in NT$ thousands)
	Period	Items	2021	2020
	Oct.	Net Revenue	134,539,477	119,302,707
	Jan. ~ Oct.	Net Revenue	1,283,765,208	1,097,024,461

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		71,423,195	24,338,160
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		519,005,016	2,314,911
	TSMC**			180,823,500
	TSMC***			126,087,392
	TSMC Japan Ltd.****		337,760	324,324

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	131,514,283
	Mark to Market Profit/Loss	(796,484)
	Unrealized Profit/Loss	(2,828,011)
Expired Contracts	Notional Amount	690,194,171
	Realized Profit/Loss	(3,492,655)
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	31,895,777
	Mark to Market Profit/Loss	137,825
	Unrealized Profit/Loss	49,848
Expired Contracts	Notional Amount	261,843,256
	Realized Profit/Loss	1,057,382
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	17,646,119
	Mark to Market Profit/Loss	61,276
	Unrealized Profit/Loss	23,383
Expired Contracts	Notional Amount	154,213,151
	Realized Profit/Loss	572,952
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	(1,144)
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	(40,272)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(22,394)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,181,010
	Mark to Market Profit/Loss	42,417
	Unrealized Profit/Loss	43,688
Expired Contracts	Notional Amount	15,144,664
	Realized Profit/Loss	111,919
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	-
	Mark to Market Profit/Loss	-
	Unrealized Profit/Loss	-
Expired Contracts	Notional Amount	11,176,180
	Realized Profit/Loss	119,345
Equity price linked product (Y/N)		N